UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2003

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: November 21, 2003	By:	/s/ RANDY MILNER Name: Randy Milner Title: Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE
Methanex Corporation 1800 — 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 Toll Free: 1-800-661-8851 http://www.methanex.com

For immediate release

METHANEX TO WEBCAST ANALYST CONFERENCE ON NOVEMBER 24, 2003

November 17, 2003

Methanex Corporation will be hosting a one-day Analyst Conference on November 24, 2003. The event, which commences at 8:30 AM EST, will be webcast. The live or archived webcast can be accessed through the Company’s website at www.methanex.com.

Methanex is the world’s largest producer and marketer of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.”

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For further information, contact:

Chris Cook
Director, Investor Relations
(604) 661-2600

NEWS RELEASE
Methanex Corporation 1800 — 200 Burrard St. Vancouver, BC Canada V6C 3M1 Toll-Free: 1-800-661-8851 http://www.methanex.com

For immediate release

METHANEX CORPORATION — NOTICE OF CASH DIVIDEND

November 20, 2003

Methanex Corporation announced today that its Board of Directors has declared a quarterly dividend of US$0.06 per share that will be payable on December 31, 2003 to holders of common shares of record on December 17, 2003.

Methanex is the world’s largest producer and marketer of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.” Methanex can be visited online at www.methanex.com.

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Inquiries:

Chris Cook
Director, Investor Relations

Phone: (604) 661-2600

NEWS RELEASE
Methanex Corporation 1800 — 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 Toll Free: 1-800-661-8851

For immediate release

METHANEX ANNOUNCES CONSENT SOLICITATION

November 21, 2003

Methanex announced today that it has commenced a solicitation of consents to a proposed amendment to the Indenture relating to its 7.75% notes due August 15, 2005 (the “Notes”). The consent solicitation will expire at 5:00 PM (New York time) on Monday, December 8, 2003.

The Indenture provides that Methanex may not make any restricted payment if, as a result, the Company’s “Consolidated Net Worth”, which approximates shareholders’ equity, would be less than US$850 million. The proposed amendment to the Indenture would modify the definition of “Consolidated Net Worth” to add back non-cash write-downs of up to US$100 million recorded from January 1, 2002 to September 30, 2003, and non-cash write-downs of up to an additional US$100 million recorded after September 30, 2003.

The purpose of the Consent Solicitation is to maintain Methanex’s financial flexibility notwithstanding a reduction in “Consolidated Net Worth” as a result of non-cash write-downs of assets.

Effectiveness of the Indenture amendment will be conditional upon receiving the consent of holders of not less than 50% of the outstanding Notes.

Methanex is the world’s largest producer and marketer of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.”

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Inquiries:

Chris Cook
Director, Investor Relations

Phone: (604) 661-2600

NEWS RELEASE
Methanex Corporation 1800 — 200 Burrard St. Vancouver, BC Canada V6C 3M1 Toll-Free: 1-800-661-8851 http://www.methanex.com

For immediate release

METHANEX TO WRITE DOWN NEW ZEALAND AND MEDICINE HAT METHANOL FACILITIES

November 21, 2003

Methanex Corporation announced today that it will write down the carrying value of its methanol production assets in New Zealand and Alberta. The non-cash before and after-tax charge of approximately US$130 million will be taken in the fourth quarter of 2003.

In February 2003, following a re-determination process, Methanex lost substantially all of its remaining contractual natural gas entitlements from the Maui field offshore New Zealand. Since then, the Company has performed a comprehensive review of options and pursued multiple avenues but has not been able to secure sufficient quantities of natural gas feedstock at an economical price.

The Medicine Hat facility has been idled since 2001 and the write-down of the plant reflects the Company’s view on long-term North American natural gas prices and its reduced reliance on North American production as it continues to implement its low-cost strategy of expanding methanol capacity in regions with low feedstock costs.

Prior to the write-down, annual depreciation for these assets totaled approximately US$30 million.

Bruce Aitken, President and COO of Methanex commented, “The write-down of these assets reflects the changed economics for natural gas in both New Zealand and North America. Despite the write-downs, we continue to work to secure enough gas to produce from 0.5 to 1.0 million tonnes of methanol in New Zealand during 2004. Prospects beyond 2004 are uncertain.” Mr. Aitken concluded, “We continue to view Medicine Hat as valuable swing capacity to supplement our low-cost methanol production hubs in Chile and Trinidad.”

Methanex also separately announced today that it has commenced a solicitation of consents to a proposed amendment to the Indenture relating to its 7.75% notes due August 15, 2005. The Indenture provides that Methanex may not make certain shareholder distributions, other than dividends of up to US$30 million in any 12 month period, if the Company’s “Consolidated Net Worth”, which approximates shareholders’ equity, is less than US$850 million. The proposed amendment to the Indenture would allow Methanex to add back to “Consolidated Net Worth” up to US$200 million of non-cash write-downs.

Methanex is the world’s largest producer and marketer of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.”

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Inquiries:

Chris Cook
Director, Investor Relations

Phone: (604) 661-2600

Information in this news release may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include world-wide economic conditions, the availability and cost of gas feedstock, and the ability to implement business strategies and pursue business opportunities. Please also refer to page 40 in our 2002 Annual Report for more information on forward-looking statements.